Exhibit 99.1

Telesat Reports Results for the Quarter

Ended September 30, 2015

OTTAWA, CANADA, October 29, 2015. Telesat Holdings Inc. (“Telesat”) today announced its financial results for the three and nine month periods ended September 30, 2015. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended September 30, 2015, Telesat reported consolidated revenue of $242 million, an increase of $14 million compared to the same period in 2014. During the quarter, the U.S. dollar was 19% stronger than it was during the third quarter of 2014, resulting in a positive impact on the conversion of U.S. dollar denominated revenue and a negative impact on the conversion of U.S. dollar denominated expenses. When adjusted for foreign exchange rate changes, revenue decreased by 1% ($3 million) compared to the same period in 2014. The decrease in revenue, which was principally from the energy and resource industries, was partially offset by an increase in revenue earned during the quarter from short-term services provided to another satellite operator.

Operating expenses of $44 million were 10% ($5 million) lower than the same period in 2014 or 16% ($8 million) lower when taking into account changes in foreign exchange rates. The decrease was related to lower share-based compensation expense, lower bad debt expense and lower cost of equipment sales. Adjusted EBITDA1 was $198 million, an increase of 9% ($16 million) compared to the same period in 2014, or an increase of 1% ($2 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 was 81.9% for the third quarter of 2015 compared to 79.9% for the same period in 2014.

For the nine month period ended September 30, 2015, consolidated revenue was $698 million or $3 million higher compared to the same period in 2014. During the first nine months of 2015, the U.S. dollar was 15% stronger than it was during the first nine months of 2014. When adjusted for foreign exchange rate changes, revenue decreased by 5% ($36 million) compared to the same period in 2014. The decrease was due to a reduction in short-term services provided to other satellite operators in the first nine months of 2015 compared to the first nine months of 2014, as well as lower revenue from the energy and resource industries and certain international markets. Operating expenses were $133 million, a decrease of 6% ($9 million) compared to the first nine months of 2014 or 11% ($16 million) lower when adjusted for foreign exchange rate changes. The largest contributors to the operating expense reduction were lower shared-based compensation expense and lower cost of equipment sales, with the balance due to lower expenses in other areas. Adjusted EBITDA1 was $570 million, an increase of 1% ($7 million) compared to the same period in 2014, or a decrease of 4% ($25 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for the first nine months of 2015 was 81.6%, compared to 81.0% in the same period in 2014.

Telesat’s net loss for the quarter ended September 30, 2015 was $139 million compared to a net loss of $41 million for the same period in 2014. Results were positively impacted by higher operating income and lower interest expense; however, these positive impacts were more than offset by the negative impact of the weaker Canadian dollar on the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars, changes in the fair value of financial instruments, and higher tax expense. For the nine month period ended September 30, 2015, the net loss was $237 million, compared to net income of $39 million for the same period in 2014. The reduction in net income for the first nine months was principally the result of non-cash losses on foreign exchange arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars.

“Telesat had a solid third quarter notwithstanding weakness in certain markets we serve”, commented Dan Goldberg, Telesat’s President and CEO. “Although revenue grew on a reported basis relative to the third quarter last year, it declined 1% after taking foreign exchange rate changes into account. Nonetheless, we achieved a reduction in operating expenses, a slight increase in Adjusted EBITDA1, an expansion of our Adjusted EBITDA margin1, and continued to generate a significant amount of cash from our operating activities. Looking ahead, we anticipate the launch of the Telstar 12 VANTAGE satellite, to take place toward the end of next month.”

Business Highlights

•	At September 30, 2015:

o	Telesat had contracted backlog for future services of approximately $4.5 billion.

o	Fleet utilization was 94% for Telesat’s North American fleet[2] and 81% for Telesat’s international fleet.

Telesat’s report on Form 6-K for the quarter ended September 30, 2015 has been filed with the U.S. Securities and Exchange Commission (SEC) and may be accessed on the SEC’s website at www.sec.gov.

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Telesat has scheduled a conference call on Thursday, October 29, 2015 at 10:00 a.m. ET to discuss its financial results for the three and nine month periods ended September 30, 2015 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 225-6564. Callers outside of North America should dial +1 (416) 340-2219. The conference reference number is 4224021. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on October 29, 2015, until 11:59 p.m. ET on November 12, 2015. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 7280744 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

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Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “anticipate”, “looking ahead” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 which can be obtained on the United States Securities and Exchange Commission (SEC) website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the Company’s state-of-the-art fleet consists of 14 satellites and the Canadian payload on ViaSat-1 with another satellite being readied for launch. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Telesat Holdings Inc.
Condensed Consolidated Statements of (Loss) Income
For the periods ended September 30

	Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	2015	2014	2015	2014
Revenue	$242,220	$227,797	$698,219	$695,396
Operating expenses	(44,189)	(49,054)	(132,936)	(141,853)
	198,031	178,743	565,283	553,543
Depreciation	(51,585)	(54,038)	(155,630)	(162,319)
Amortization	(6,908)	(7,686)	(21,002)	(23,157)
Other operating losses	(9)	(178)	(35)	(246)
Operating income	135,529	116,841	388,616	367,821
Interest expense	(46,317)	(53,026)	(136,519)	(160,061)
Interest and other income	1,097	908	2,794	3,278
(Loss) gain on changes in fair value of financial instruments	(6,174)	36,420	(13,986)	24,048
Loss on foreign exchange	(207,373)	(123,571)	(414,651)	(139,433)
(Loss) income before tax	(119,238)	(22,428)	(173,746)	95,653
Tax expense	(20,160)	(18,764)	(63,710)	(56,816)
Net (loss) income	$(139,398)	$(41,192)	$(237,456)	$38,837

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Telesat Holdings Inc.
Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	September 30, 2015	December 31, 2014
Assets
Cash and cash equivalents	$720,170	$497,356
Trade and other receivables	45,041	49,534
Other current financial assets	1,165	765
Prepaid expenses and other current assets	18,451	17,202
Total current assets	784,827	564,857
Satellites, property and other equipment	1,789,217	1,861,015
Deferred tax assets	7,307	3,183
Other long-term financial assets	28,797	38,442
Other long-term assets	12,863	3,170
Intangible assets	816,508	820,572
Goodwill	2,446,603	2,446,603
Total assets	$5,886,122	$5,737,842

Liabilities
Trade and other payables	$18,520	$36,714
Other current financial liabilities	58,383	35,633
Other current liabilities	81,643	124,145
Current indebtedness	80,271	58,822
Total current liabilities	238,817	255,314
Long-term indebtedness	3,861,650	3,486,857
Deferred tax liabilities	471,480	484,758
Other long-term financial liabilities	79,077	60,753
Other long-term liabilities	309,729	318,992
Total liabilities	4,960,753	4,606,674

Shareholders' Equity
Share capital	656,874	656,874
Accumulated earnings	214,172	451,628
Reserves	54,323	22,666
Total shareholders' equity	925,369	1,131,168
Total liabilities and shareholders' equity	$5,886,122	$5,737,842

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Telesat Holdings Inc.
Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30

(in thousands of Canadian dollars) (unaudited)	2015	2014(3)
Cash flows from operating activities
Net (loss) income	$(237,456)	$38,837
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation	155,630	162,319
Amortization	21,002	23,157
Tax expense	63,710	56,816
Interest expense	136,519	160,061
Interest income	(2,835)	(2,142)
Loss on foreign exchange	414,651	139,433
Loss (gain) on changes in fair value of financial instruments	13,986	(24,048)
Share-based compensation	3,877	8,280
Loss on disposal of assets	35	246
Other	(29,099)	(39,265)
Income taxes paid, net of income taxes received	(125,693)	(69,043)
Interest paid, net of capitalized interest and interest received	(103,516)	(132,136)
Operating assets and liabilities	10,160	(11,024)
Net cash from operating activities	$320,971	$311,491

Cash flows used in investing activities
Satellite programs, including capitalized interest	$(64,445)	$(57,336)
Purchase of other property and equipment	(7,040)	(7,741)
Purchase of intangible assets	(5)	(75)
Proceeds from sale of assets	—	311
Net cash used in investing activities	$(71,490)	$(64,841)

Cash flows used in financing activities
Repayment of indebtedness	$(55,182)	$(52,860)
Proceeds from exercise of stock options	—	103
Settlement of derivatives	—	(542)
Dividends paid on preferred shares	—	(10)
Satellite performance incentive payments	(4,916)	(3,734)
Net cash used in financing activities	$(60,098)	$(57,043)

Effect of changes in exchange rates on cash and cash equivalents	$33,431	$10,121

Increase in cash and cash equivalents	$222,814	$199,728
Cash and cash equivalents, beginning of period	497,356	298,713
Cash and cash equivalents, end of period	$720,170	$498,441

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Telesat’s Adjusted EBITDA margin(1)

	Three months ended September 30		Nine months ended September 30
(in thousands of Canadian dollars) (unaudited)	2015	2014	2015	2014
Net (loss) income	$(139,398)	$(41,192)	$(237,456)	$38,837
Tax expense	20,160	18,764	63,710	56,816
Loss (gain) on changes in fair value of financial instruments	6,174	(36,420)	13,986	(24,048)
Loss on foreign exchange	207,373	123,571	414,651	139,433
Interest and other income	(1,097)	(908)	(2,794)	(3,278)
Interest expense	46,317	53,026	136,519	160,061
Depreciation	51,585	54,038	155,630	162,319
Amortization	6,908	7,686	21,002	23,157
Other operating losses	9	178	35	246
Special compensation, severance payments, and related benefit expenses	94	573	485	1,105
Non-cash expense related to share-based compensation	247	2,657	3,877	8,280
Adjusted EBITDA	$198,372	$181,973	$569,645	$562,928

Revenue	$242,220	$227,797	$698,219	$695,396
Adjusted EBITDA Margin	81.9%	79.9%	81.6%	81.0%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization”. In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 A change in calculation methodology has resulted in a change to the reported capacity utilization on Telesat’s North American fleet compared to prior year’s reports. The change in calculation methodology does not affect the reported revenue.

3 A change in accounting policies for the year ended December 31, 2014 and during the nine months ended September 30, 2015, has resulted in changes to the 2014 comparative figures on the statement of cash flows. For more information on the impact, please refer to Note 3 of Telesat’s unaudited condensed consolidated financial statements, filed with the SEC on a Form 6-K dated today.

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